ISSUER FREE WRITING PROSPECTUS
Dated January 22, 2014
Filed Pursuant to Rule 433
Registration No. 333-169821

AMERICAN REALTY CAPITAL DAILY NET ASSET VALUE TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Daily Net Asset Value Trust, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on October 8, 2010 and the registration statement became effective on August 15, 2011. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated May 2, 2013, as supplemented, is available on the SEC Web site at

http://sec.gov/Archives/edgar/data/1501745/000114420412024549/v310575_424b3.htm and

http://www.sec.gov/Archives/edgar/data/1501745/000114420413053358/v356292_424b3.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering, will arrange to send you the prospectus and supplements thereto if you request it by calling toll-free 1-877-373-2522.

On January 20, 2014, Nicholas Schorsch, Chairman and Chief Executive Officer of the Company, appeared in a television segment on Fox Business for an interview entitled “Outlook for Real Estate.” A transcript of the television segment is attached hereto as Annex A.

The television segment was not reviewed by the Company prior to publication. Fox Business, the publisher of the television segment, routinely reports on business news. Fox Business is not affiliated with the Company, and no payment was made nor was any consideration given to Fox Business, by or on behalf of the Company or in connection with the publishing of the television segment. Statements in the interview that are not attributed directly to Mr. Schorsch represent the publisher or others’ opinions and are not endorsed or adopted by the Company.

Annex A

Fox Business

“Markets Now: Outlook for Real Estate”

January 20, 2014

Cheryl Casone: And business continues right here on Fox Business. Bucking the trend in a bad way, the stock market may have been soaring last year but REITS only gained 3% in one of the worst performing sectors of the year overall. Real estate investment trusts, you probably have them in your portfolio. So can the catch up be this year? Let’s bring in Nicholas Schorsch CEO of American Realty Capital and Chairman of RCS Capital, who we should say, has been on a bit of an acquisitions spree since the last time you were on Fox Business. Good to see you again.

Nicholas Schorsch: Nice to see you, thank you.

Cheryl Casone: Let’s talk about the commercial real estate, just in general. One of the things you and I were talking about just a moment ago was Bernanke started with the tapering; that did affect some portions of commercial real estate in a negative way. Why wouldn’t that trend continue in 2014?

Nicholas Schorsch: Well, it was really the shock of the idea that the economy was starting to change. The economy was morphing because the economy was getting better; slowly but getting better. And that meant tapering of the fed-easing.

Cheryl Casone: So, I know why he tapered but how did that effect commercial real estate, then?

Nicholas Schorsch: Well, in short term interest rates: In 10 year and 5 year interest rates started to move; they moved upward; and with that the fear set in that people were moving away from bond type investments, real estate being one of them. And they moved back towards growth type investments, whether that’s tech or automotive or other areas that were starting to grow.

Cheryl Casone: The net lease, there’s lots of things to talk about in commercial real estate; the net-lease business is the biggest portion of your business right now. And that is, as you were telling me, structures that have a Starbucks in them, a Walgreens, a Bank of America branch, whatever. You think there is a turnaround story here?

Nicholas Schorsch: Absolutely. I think ultimately, real estate does better in a good economy; rents go up. When a landlord gets to raise the rent, it’s a very good thing for the underlying property,

Cheryl Casone: That Starbucks is doing well and they‘re going to be happy about it.

Nicholas Schorsch: And they’re opening more stores. And then you can have higher rents in the stores. What’s been happening for the last 5 years is real estate has been a defensive play. And as the economy gets better, real estate becomes an offensive or a growth oriented play.

Cheryl Casone: There are a lot of different ways, and here we go, this is the perfect example, different ways to invest in REITS besides net lease commercial, which is you. Healthcare, hospitality, power centers, grocery, but really healthcare. Let’s talk about that for a moment here. With the baby boomer generation we’ve seen an explosion of in long term facilities, hospitals even urgent care facilities. All of that is a way you can invest in the aging population.

Nicholas Schorsch: 11,000 more 65 year olds every day for the next decade. So that’s the statistic we’re dealing with: We’re getting older. And the average cost of an incident for someone at 65 is about double the average cost of an incident for someone at 35. So as they get older healthcare is continuing to drive so MOB-medical office buildings-acute care facilities which is the post hospital stay, actual hospitals themselves, this is a very strong sector and will continue to be for at least a decade.

Cheryl Casone: I always make the comment, I hope I don’t offend anybody, but the “old folks home”.

Nicholas Schorsch: Senior assisted living.

Cheryl Casone: Assisted living whether its (inaudible) going out and building them or you’ve got a facility that has more critical care for someone whose aging

Nicholas Schorsch: You also have hospitality coming back with that. Because as the economy gets better, you’re going to have more business travelers, more select service, hospitality brands, you’re also seeing it with –I wouldn’t say with the budget or the luxury but its really the select service and limited service hotels.

Cheryl Casone: Really quick, is it regional, though? Is commercial real estate reasonable. There’s a thousand ways I can invest in a REIT right now and a thousand I can pick from on my e-trade account but is it regional, do I need to get specific?

Nicholas Schorsch: Well I would say on the big asset classes like net lease or power centers or kind of the malls, you don’t need to; but where you get into an area like New York or some of the other areas where their hot and they’re going to get better, you do want to super charge your returns and by buying specific growth markets.

Cheryl Casone: Ok, Nicholas Schorsch, CEO of American Realty Capital, we’re going to leave it there but there is certainly more to ask you. Thank you very much Nicholas, appreciate it.

Nicholas Schorsch: Thank you.